Filed Pursuant to Rule 433

Issuer Free Writing Prospectus Dated February 15, 2012

Relating to Preliminary Prospectus Supplement Dated February 14, 2012

to Prospectus dated February 27, 2009

Registration Statement No. 333-157583

NATIONAL RETAIL PROPERTIES, INC.

Depositary Shares Each Representing a 1/100th Interest in a Share of

6.625% Series D Cumulative Redeemable Preferred Stock

(Liquidation Preference Equivalent to $25.00 per Depositary Share)

FINAL PRICING TERMS

Issuer:	National Retail Properties, Inc.

Title of Shares:	Depositary Shares Each Representing a 1/100th Interest in a Share of 6.625% Series D Cumulative Redeemable Preferred Stock

Number of Shares:	10,000,000 depositary shares

Option to Purchase Additional Shares:	1,500,000 depositary shares

Public Offering Price:	$25.00 per depositary share; $250,000,000 total (not including the option to purchase additional shares)

Underwriting Discount:	$0.7875 per depositary share; $7,875,000 total (not including the option to purchase additional shares)

Net Proceeds (before expenses):	$24.2125 per depositary share; $242,125,000 total (not including the option to purchase additional shares)

No Maturity:	Perpetual (unless redeemed by the Issuer as set forth under “Optional Redemption” below or under “Special Optional Redemption” below and in the Preliminary Prospectus Supplement)

Trade Date:	February 15, 2012

Settlement Date:	February 23, 2012 (T+5)

Dividend Rate:	6.625% per annum of the $25.00 liquidation preference per depositary share (equivalent to $1.65625 per annum per depositary share)

Dividend Payment Dates:	On or about March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2012

Optional Redemption:	The Issuer may not redeem the Series D Preferred Stock underlying the depositary shares prior to February 23, 2017, except as described below under “Special Optional Redemption” and in limited circumstances relating to its continuing qualification as a REIT. At any time on and after February 23, 2017, the Issuer may, at its option, redeem Series D Preferred Stock, in whole or from time to time in part, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined in the Preliminary Prospectus Supplement), the Issuer may, at its option, redeem the Series D Preferred Stock underlying the depositary shares, in whole or in part and within 120 days after the first date on which such Change of Control occurred, by paying $2,500.00 per share (equivalent to $25.00 per depositary share), plus any accrued and unpaid dividends to, but not including, the date of redemption. If, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), the Issuer has provided or provides notice of exercise of any of its redemption rights relating to the Series D Preferred Stock (whether its optional redemption right or its special optional redemption right), the holders of depositary shares representing interests in the Series D Preferred Stock will not have the conversion right described below.

Conversion Rights:

Upon the occurrence of a Change of Control, each holder of depositary shares representing interests in the Series D Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date (as defined in the Preliminary Prospectus Supplement), the Issuer has provided or provides notice of its election to redeem the Series D Preferred Stock) to direct the depositary, on such holder’s behalf, to convert some or all of the Series D Preferred Stock underlying the depositary shares held by such holder on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock (or equivalent value of alternative consideration) per share of Series D Preferred Stock to be converted equal to the lesser of:

•      The quotient obtained by dividing (1) the sum of the $2,500.00 per share (equivalent to $25.00 per depositary share) liquidation preference plus the amount of any accrued and unpaid dividends to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series D Preferred Stock dividend payment and prior to the corresponding Series D Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividends will be included in this sum) by (2) the Common Stock Price (as defined in the Preliminary Prospectus Supplement); and

•      1.8706 (i.e., the Share Cap), subject to certain adjustments;

and subject, in each case, to an aggregate cap on the total number of shares of common stock (or alternative conversion consideration, as applicable) issuable upon exercise of the Change of Control Conversion Right of 18,706,000 shares of common stock (or equivalent alternative conversion consideration, as applicable), and subject, in each case, to provisions for the receipt of alternative consideration as described in the Preliminary Prospectus Supplement.

Use of Proceeds:	The Issuer intends to use the net proceeds of this offering to redeem all of its outstanding depositary shares representing interests in the Series C Preferred Stock and for general corporate purposes, which may include repayment of the outstanding indebtedness under the Issuer’s credit facility.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC RBC Capital Markets, LLC

Lead Managers:	Raymond James & Associates, Inc. Stifel, Nicolaus & Company, Incorporated

Senior Co-Managers:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC Janney Montgomery Scott LLC Morgan Keegan & Company, Inc.

Co-Managers:	FBR Capital Markets & Co. Piper Jaffray & Co. PNC Capital Markets LLC

Expected Listing/Trading Symbol:	NYSE / “NNNPRD”

Expected Ratings[1]:	Baa3 by Moody’s Investors Service, Inc. BB+ by Standard & Poor’s Ratings Services BB+ by Fitch Ratings

CUSIP / ISIN	637417601 / US6374176013

[1]	A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Changes to the Preliminary Prospectus Supplement

The Recent Developments section of the Summary is amended to include the following:

Redemption of Series C Preferred Shares

On February 14, 2012, we announced that we intend to redeem all our outstanding depositary shares representing a 1/100th interest in a share of our 7.375% Series C Cumulative Redeemable Preferred Stock. Such depositary shares will be redeemed on March 15, 2012 at $25.00 per depositary share, plus all accumulated and unpaid dividends through the redemption date. The aggregate redemption price, before payment of accumulated dividends, is $92.0 million.

Capitalized terms used but not defined in this term sheet are defined in the preliminary prospectus supplement dated February 14, 2012 (the “Preliminary Prospectus Supplement”). The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. The Issuer has filed a registration statement (including a prospectus dated February 27, 2009 and the Preliminary Prospectus Supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and accompanying prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or by e-mail at batprospectusdept@citi.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at 1-800-294-1322 or by email at dg.prospectus_requests@baml.com,Wells Fargo Securities, LLC toll-free at 1-800-326-5897 or by email at cmClientsupport@wellsfargo.com and/or RBC Capital Markets, LLC toll-free at 1-866-375-6829 or by e-mail at rbcnyfixedincomeprospectus@rbccm.com.